210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech Inc. Announces Positive Top Line REOLYSIN® Data for First Endpoint in
Randomized Phase III Study in Head and Neck Cancers

CALGARY, AB, December 13, 2012 --- Oncolytics Biotech Inc. (“Oncolytics” or the "Company") (TSX:ONC, NASDAQ:ONCY) today announced initial positive top line data from the first endpoint in its double-blinded randomized Phase III clinical study examining REOLYSIN in combination with carboplatin and paclitaxel in second-line patients with platinum-refractory, taxane-naïve head and neck cancers (REO 018).

The endpoint examines initial percentage tumour changes between the pre-treatment and first post-treatment scans (typically performed at six weeks post-first treatment) of all patients enrolled in the study. The analysis was designed to assess early differences in response between loco-regional tumours and metastatic tumours, as classified and observed by the investigators. This is the first, and to this point only, endpoint to be un-blinded for this study.

The first analysis compared the relative percentages of patients in the test and control arms with tumours that had either stabilized or exhibited shrinkage. For the purposes of this endpoint, the definition of tumour stabilization was restricted to zero percent growth only. Of the 105 total patients with evaluable metastatic tumours, 86 percent (n=50) of those in the test arm of the study exhibited tumour stabilization or shrinkage, compared with 67 percent of patients (n=55) in the control arm. This was statistically significant, with a p-value of 0.025.

The second analysis examined the magnitude of tumour response on a per patient basis using a comparison of percentage tumour shrinkage at six weeks in each patient with evaluable metastatic tumours. This analysis showed that REOLYSIN in combination with carboplatin and paclitaxel was statistically significantly better than carboplatin and paclitaxel alone at stabilizing or shrinking metastatic tumours, yielding a p-value of 0.03.

At the six week point, there is a numeric trend in favour of the test group towards differing activity between the test and control groups in patients with loco-regional tumours.

In an intragroup analysis of the test arm, an improvement in the percentage of patients’ metastatic tumours over loco-regional tumours was noted (p=0.083) and an improvement of magnitude of response in metastatic tumours over loco-regional tumours was also noted (p=0.13). By contrast, in an intragroup analysis of the control arm, no statistical differences were noted between the responses of patients with evaluable metastatic tumours and patients with evaluable loco-regional tumours.

“To the best of our knowledge, this is the first successful double-blinded randomized data from a clinical study using an intravenously-administered oncolytic virus. We are delighted to have obtained statistically significant data for REOLYSIN in a randomized clinical setting,” said Dr. Brad Thompson, President and CEO of Oncolytics. “We continue to await the data for the other endpoints of this study, to which all parties still remain blinded at this point.”

Conference Call Details
Dr. Brad Thompson, President and CEO of Oncolytics, will host a conference call and webcast on Thursday, December 13th, 2012 at 6:00 a.m. MT (8:00 a.m. ET) to discuss in more depth the Company's Phase III study in head and neck cancers. To access the conference call by telephone, dial 1-647-427-7450 or 1-888-231-8191. A live audio webcast will also be available at the following link: http://www.newswire.ca/en/webcast/detail/1087657/1184933 or through the Company's website at www.oncolyticsbiotech.com/presentations. Please connect at least 10 minutes prior to the webcast to ensure adequate time for any software download that may be needed. A replay of the webcast will be available at www.oncolyticsbiotech.com/presentations and will also be available by telephone through December 20th, 2012. To access the telephone replay, dial 1-416-849-0833 or 1-855-859-2056 and enter reservation number 81080621 followed by the number sign. The Company also intends to post the prepared remarks from the call to its corporate website following the call.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as, the Company's expectations related to the Phase III head and neck cancers trial of REOLYSIN in combination with carboplatin and paclitaxel, and the Company's belief as to the potential of REOLYSIN as a cancer therapeutic, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statement and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	DGI, LLC Tom Caden 398 West Broadway, 2nd Floor New York, NY 10012 Tel: 212.825.3210 Fax: 212.825.3229 tcaden@dgicomm.com